Exhibit 99.1

China Zenix Auto International Announces Change in

Auditing Firm

ZHANGZHOU, China, September 29, 2016 — China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced it has engaged DCAW (CPA) Limited (“DCAW”) as Zenix Auto’s new independent auditing firm effective September 29, 2016. This action was taken as the Company’s current audit firm, Crowe Horwath (HK) CPA Limited (“CHHK”), will no longer provide audit and assurance services to public companies which are subject to the status and regulations of the United States effective as of October 1, 2016.

The director formerly responsible for the Company’s account at CHHK will join the Company’s new audit firm, DCAW, and will be the director responsible for the Company’s account at that firm.

CHHK’s reports on the financial statements of the Company for the fiscal years ended December 31, 2014 and 2015 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s fiscal years ended December 31, 2014 and 2015 and through September 29, 2016, there were no disagreements with CHHK on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to CHHK’s satisfaction, would have caused them to make reference to the subject matter of the disagreements in connection with their reports on the Company’s consolidated financial statements for such periods. Furthermore, no reportable events as that term is defined in Item 16F(a)(1)(v) of Form 20-F, occurred within the periods covered by CHHK’s reports on the Company’s consolidated financial statements, or subsequently up to the date of CHHK’s dismissal.

The Company has provided CHHK with a copy of the foregoing disclosures and has requested that CHHK review such disclosures and provide a letter addressed to the Securities and Exchange Commission (“SEC”) as specified by Item 16F(a)(3) of Form 20-F. A copy of CHHK’s letter addressed to the SEC relating to the statements made by the Company is included in the Company’s Report on Form 6-K filed with the SEC.

During the Company’s two most recent fiscal years ended December 31, 2014 and 2015 and through September 29, 2016, neither the Company nor anyone on its behalf consulted DCAW (CPA) Limited regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or on the type of audit opinion that might be rendered on the consolidated financial statements of the Company, and neither a written report nor oral advice was provided to the Company that DCAW (CPA) Limited concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event as described above.

Mr. Martin Cheung, Zenix Auto’s Chief Financial Officer, commented, “DCAW’s extensive auditing experience with U.S.-listed Chinese companies will provide the specific expertise and experience to provide the guidance and service to assist our Company.”

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. The Company offers more than 715 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company’s customers include large PRC commercial vehicle manufacturers, and it also exports products to over 80 distributors in more than 32 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of March 31, 2016. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Investor Relations

Tel: +1-646-726-6511

Email: zx@compassbell.com

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